SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of The Securities Exchange Act of 1934

                  ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.
                              (Name of Issuer)

                  ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.
                    (Name of Person(s) Filing Statement)

                     LIMITED LIABILITY COMPANY INTERESTS
                       (Title of Class of Securities)

                                     N/A
                    (CUSIP Number of Class of Securities)

                               Bryan McKigney
                  Advantage Advisers Stratigos Fund, L.L.C.
                               200Park Avenue
                                 24th Floor
                          New York, New York  10166
                               (212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
         Communications on Behalf of the Person(s) Filing Statement)

                               With a copy to:
                          Kenneth S. Gerstein, Esq.
                          Schulte Roth & Zabel LLP
                              919 Third Avenue
                          New York, New York  10022
                               (212) 756-2533

                              November 12, 2004
                     (Date Tender Offer First Published,
                     Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE

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Transaction Valuation: $14,000,000 (a)   Amount of Filing Fee:  $1773.80 (b)
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(a)   Calculated as the aggregate maximum purchase price for Interests.

(b)   Calculated at $126.70 per $1,000,000 of Transaction Valuation.

[ ]   Check the box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
                               ------------------------
      Form or Registration No.:
                                ------------------------
      Filing Party:
                    ----------------------------------
      Date Filed:
                   ----------------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

ITEM 1.   SUMMARY TERM SHEET.

     As stated in the offering documents of Advantage Advisers Stratigos Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Monday, December 13, 2004, unless the Offer is extended.

     The net asset value of the Interests will be calculated for this purpose on December 31, 2004 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2004, which the Fund expects will be completed by the end of February 2005, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

     Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest, subject to any extension of the Offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's First Amended and Restated Limited Liability Company Agreement dated as of June 5, 2003 (the "LLC Agreement")) no later than January 10, 2005, at least 95% of the unaudited net asset value of the Member's Interest tendered and accepted by the Fund based on the Fund's calculation of the net asset value as of December 31, 2004, less any incentive allocation payable to Advantage Advisers Management, L.L.C., the investment adviser of the Fund (the "Adviser") on December 31, 2004, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the Member's brokerage account through which the Member invested in the Fund.

     A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 10, 2005, subject to any extension of the Offer. The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings, (which the Fund does not intend to do).

     Following this summary is a formal notice of the Fund's Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Monday, December 13, 2004, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Wednesday, January 12, 2005, 40 business days from the commencement of the Offer, assuming their Interest has not yet been accepted for purchase by the Fund.

     If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc., at P.O. Box 358, Claymont, DE 19703, attention Robert Diaczuk, or (ii) fax it to PFPC Inc. at
(302) 793-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Monday, December 13, 2004.

     Of course, the value of the Interests will change between September 30, 2004 (the last time prior to the date of this filing as of which net asset value has been calculated), and December 31, 2004, the date as of which the value of the Interests will be determined for purposes of calculating the purchase  price  for  Interests.  Members  may  obtain the  estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Monday, December 13, 2004, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through December 31, 2004, when the net asset value of the Member's Interest is calculated.

ITEM 2.   ISSUER INFORMATION.

     (a) The name of the issuer is Advantage Advisers Stratigos Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.

     (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on September 30, 2004, there was approximately $12 million outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase all of the outstanding Interests that are tendered by Members and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Advantage Advisers Stratigos Fund, L.L.C. The Fund's principal executive office is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The investment adviser of the Fund is Advantage Advisers Management, L.L.C. The principal executive office of the Adviser is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The Fund's managers (the "Managers" or the "Board of Managers" as the context requires) are Jesse H. Ausubel, Lawrence Becker, James E. Buck, Luis F. Rubio and Janet L. Schinderman. Their address is c/o Oppenheimer Asset Management, Inc., 200 Park Avenue, 24th Floor, New York, New York 10166 and their telephone number is (212) 667-4225.

ITEM 4.   TERMS OF THIS TENDER OFFER.

     (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase all of the outstanding Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Monday, December 13, 2004 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

     (ii) The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

     For a Member that tenders its entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted for repurchase by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Member and accepted for repurchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2004, over
(ii) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten calendar days after the Valuation Date and will not be transferable.

     The Note will be payable in cash within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2004. It is anticipated that the audit of the Fund's financial statements for calendar year 2004 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

     A Member that tenders for purchase only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in
ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for repurchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

     A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal;
(d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

     (iii)  The  scheduled expiration  date of the  Offer is   12:00  midnight,
Eastern Time, Monday, December 13, 2004.

     (iv)   Not applicable.

     (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2004, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

     (vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Monday, December 13, 2004 and, if such Interest has not then been accepted for purchase by the Fund, at any time after Wednesday, January 12, 2005, 40 business days from the commencement of the Offer.

     (vii) Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Robert Diaczuk, at the address set forth on page 2 of the Offer or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Robert Diaczuk, at one of the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

     Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by PFPC at the address or one of the fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

     (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

     (ix) Pursuant to the Offer, the Fund is offering to purchase all of the outstanding Interest.

     (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. On an ongoing basis, it may be more difficult for the Fund to generate additional profits operating on a smaller asset base and, as a result of liquidating assets to finance the purchase of Interests, the Fund may be left with a much less liquid portfolio. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on December 1, 2004 and thereafter from time to time.

     The Offer may result in the repurchase of a significant portion of Interests outstanding. If this occurs, the total assets of the Fund would be substantially reduced as a result of the Offer, which would cause an increase in the Fund's expense ratio and might adversely affect the ability of the Adviser to manage the Fund's investment portfolio. For this reason, the Board of Managers will consider the effect of the Offer on the Fund and will take such actions as it deems appropriate and consistent with the best interests of Members, including but not limited to the approval of the Fund's liquidation.

     (xi)   Not applicable.

     (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

     (a)   (2)   Not applicable.

     (b)   Not applicable

ITEM  5.   PAST   CONTRACTS,   TRANSACTIONS,  NEGOTIATIONS  AND AGREEMENTS WITH
           RESPECT TO THE ISSUER'S SECURITIES.

     The Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum dated August 2003 states that the Adviser expects to recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and December. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. Thus, the Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of November 12, 2004. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2001, December 31, 2002, June 30, 2003, December 31, 2003 and June 30, 2004. Those were the only tender offers made by the Fund.

     The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any member of the Board of Managers; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

     (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of December 1, 2004 and on the first day of each month thereafter, but is under no obligation to do so.

     (c) The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund, except that if the Offer results in the repurchase of a significant portion of Interests outstanding, thereby substantially reducing the total assets of the Fund and causing an increase in the Fund's expense ratio and possibly adversely affecting the ability of the Adviser to manage the Fund's investment portfolio, the Board of Managers will take such actions as it deems appropriate and consistent with the best interests of Members, including but not limited to the approval of the Fund's liquidation; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser, except that, at the next quarterly meeting of the Board of Managers, the Adviser intends to propose the nomination of a person who is an "interested person" within the meaning of the 1940 Act to fill the vacancy left by the resignation, as of September 10, 2004, of a prior Manager who also was an "interested person"; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A {section} 229.1006(c) are not applicable to the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and/or (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

     (b) The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, and/or from the proceeds of the sale of securities and portfolio assets held by the Fund.

     (d)   See ITEM  7(b) above.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based on September 30, 2004 estimated values, the Adviser owns approximately $66,000 of the Interests (less than 1%). Panayotis Sparaggis, the portfolio manager of the Fund, owns approximately $96,000 of the Interests (less than 1%). Bryan McKigney, the Fund's principal executive officer, owns approximately $19,000 of the Interests (less than 1%). In addition, the Adviser also may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum. None of the Adviser, Mr. Sparaggis or Mr. McKigney plan to tender any of their Interests at this time.

     (b) There have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.   FINANCIAL STATEMENTS.

     (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

     Audited financial statements for the year ended December 31, 2002 previously filed on EDGAR on Form N-30D on March 13, 2003;

     Audited financial statements for the year ended December 31, 2003 filed on EDGAR on Form N-CSR on March 8, 2004and

     Unaudited financial statements for the six month period from January 1, 2004 to June 30, 2004 previously filed on EDGAR on Form N-CSR on September 1, 2004.

           (2)   The   Fund  is  not  required  to  and does not file quarterly
unaudited financial statements  under the   1934  Act.  The Fund does  not have
shares, and consequently does not have earnings per share information.

           (3)   Not applicable.

           (4) The Fund does not have shares, and consequently does not have book value per share information.

     (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. Also, if a substantial number of Interests are tendered pursuant to the Offer, the fixed costs associated with the operations of the Fund may increase relative to the assets of the Fund. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.   ADDITIONAL INFORMATION.

     (a)   (1)   None.

           (2)   None.

           (3)   Not applicable.

           (4)   Not applicable.

           (5)   None.

     (b)   None.

ITEM 12.   EXHIBITS.

     Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

     A.   Cover Letter to the Offer to Purchase and Letter of Transmittal.

     B.   Offer to Purchase.

     C.   Form of Letter of Transmittal.

     D.   Form of Notice of Withdrawal of Tender.

     E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.

                                           By:  Board of Managers

                                                By:  /s/    Bryan McKigney
                                                    ---------------------------
                                                    Name:  Bryan McKigney
                                                    Title: Authorized Signatory

November 12, 2004

                                 EXHIBIT INDEX

EXHIBIT

A    Cover Letter to the Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

                                  EXHIBIT A

       Cover Letter to the Offer to Purchase and Letter of Transmittal

                              [Fund Letterhead]

     IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                 AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
          THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

November 12, 2004

Dear Advantage Advisers Stratigos Fund, L.L.C. Member:

     We are writing to inform you of important dates relating to a tender offer by Advantage Advisers Stratigos Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at this time, please disregard this notice and take no action.

     The tender offer period will begin on Friday, November 12, 2004 and end at 12:00 midnight, Eastern Time, Monday, December 13, 2004. The purpose of the tender offer is to provide liquidity to members that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

     Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than December 13, 2004. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

     All tenders of Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax in good order by 12:00 midnight, Eastern Time, Monday, December 13, 2004.

     If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Adviser or Robert Diaczuk at our Administrator at
(888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Stratigos Fund, L.L.C.

Advantage Advisers Stratigos Fund, L.L.C.

                                  EXHIBIT B

                              Offer to Purchase


                  ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.
                               200 PARK AVENUE
                                 24TH FLOOR
                          NEW YORK, NEW YORK  10166

             OFFER TO PURCHASE UP TO $14,000,000 OF OUTSTANDING
                        INTERESTS AT NET ASSET VALUE
                           DATED NOVEMBER 12, 2004

               THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, MONDAY, DECEMBER 13, 2004,
                        UNLESS THE OFFER IS EXTENDED

To the Members of
Advantage Advisers Stratigos Fund, L.L.C.:

     Advantage Advisers Stratigos Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") all of the outstanding Interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of December 31, 2004, if the Offer expires on December 13, 2004. (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests of ownership in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the valuation date of the Offer. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's First Amended and Restated Limited Liability Company Agreement dated as of June 5, 2003.

     Members should realize that the value of the Interests tendered in this Offer will likely change between September 30, 2004 (the last time net asset value was calculated) and December 31, 2004, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interests should also note that they will remain Members with respect to the Interest tendered and accepted for purchase by the Fund, through December 31, 2004, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Advantage Advisers Stratigos Fund, L.L.C.

     Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in
Section 4 below.

                                  IMPORTANT

     The Fund, its investment adviser and its Board of Managers do not make any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, their portion of their Interests to tender.

     Because each Member's investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

     This transaction has not been approved or disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange Commission nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

     Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

                                     PFPC Inc.
                                     P.O. Box 358
                                     Claymont, Delaware 19703
                                     Attention:  Robert Diaczuk

                                     Phone:(888) 697-9661
                                           (866) 306-0232

                                     Fax:  (302) 791-3105
                                           (302) 793-8132

Advantage Advisers Stratigos Fund, L.L.C.

                               TABLE OF CONTENTS
                               -----------------


1.   Background and Purpose of the Offer...................................5
2.   Offer to Purchase and Price...........................................6
3.   Amount of Tender......................................................7
4.   Procedure for Tenders.................................................7
5.   Withdrawal Rights.....................................................8
6.   Purchases and Payment.................................................9
7.   Certain Conditions of the Offer......................................10
8.   Certain Information About the Fund...................................10
9.   Certain Federal Income Tax Consequences..............................12
10.  Miscellaneous........................................................12
11.  Financial Information................................................12


Advantage Advisers Stratigos Fund, L.L.C.

                             SUMMARY TERM SHEET
                             ------------------

o As stated in the offering documents of Advantage Advisers Stratigos Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Monday, December 13, 2004, unless the Offer is extended.

o The net asset value of the Interests will be calculated for this purpose on December 31, 2004 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2004, which the Fund expects will be completed by the end of February 2005, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

o If you tender your entire Interest, subject to any extension of the Offer, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's First Amended and Restated Limited Liability Company Agreement dated as of June 5, 2003 (the "LLC Agreement")) no later than January 10, 2005, at least 95% of the unaudited net asset value of your Interest tendered and accepted for repurchase by the Fund as of December 31, 2004, less any incentive allocation payable to Advantage Advisers Management, L.L.C., the investment adviser of the Fund (the "Adviser") on December 31, 2004, if any. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in your brokerage account through which the member invested in the Fund.

o If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 10, 2005, subject to any extension of the Offer. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings, if the Offer is extended (which we have not at this time determined to do).

Advantage Advisers Stratigos Fund, L.L.C.

o Following this summary is a formal notice of the Offer. Our offer remains open to you until 12:00 midnight, Eastern Time, on Monday, December 13, 2004, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after Wednesday, January 12, 2005, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase.

o If you would like the Fund to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to PFPC Inc. P.O. Box 358, Claymont, DE 19703, attention Robert Diaczuk, or (ii) fax it to PFPC Inc. at (302) 793-3105 or (302) 793-8132,
    so that it is received before 12:00 midnight, Eastern Time, on Monday, December 13, 2004.

o The value of your Interests will change between September 30, 2004 (the last time prior to the date of this filing as of which net asset value has been calculated), and December 31, 2004, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interest, which will be calculated weekly until the expiration date of the Offer and daily for the last five business days of the Offer, you may contact PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, Monday, December 13, 2004, you will remain a member of the Fund with respect to the Interest tendered and accepted for purchase by the Fund through December 31, 2004, when the net asset value of your Interest is calculated.

     1. Background and Purpose of the Offer. The purpose of this Offer is to provide liquidity to members of the Fund (each, a "Member" and collectively, the "Members") that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated August 2003, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the managers of the Fund (the "Managers" or the "Board of Managers" as the context requires) have the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. Thus, the Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of November 12, 2004. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2001, December

Advantage Advisers Stratigos Fund, L.L.C.

31, 2002 and June 30, 2003, December 31, 2003 and June 30, 2004. These were the only tender offers made by the Fund.

     The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. On an ongoing basis, it may be difficult for the Fund to generate additional profits operating with a smaller asset base and, as a result of liquidating assets to fund the purchase of Interests, the Fund may be left with a much less liquid portfolio. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on December 1, 2004 and thereafter from time to time.

     The Offer may result in the repurchase of a significant portion of Interests outstanding. If this occurs, the total assets of the Fund would be substantially reduced as a result of the Offer, which would cause an increase in the Fund's expense ratio and might adversely affect the ability of the Adviser to manage the Fund's investment portfolio. For this reason, the Board of Managers will consider the effect of the Offer on the Fund and will take such actions as it deems appropriate and consistent with the best interests of Members, including but not limited to the approval of the Fund's liquidation.

     Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of December 1, 2004 and on the first day of each month thereafter, but is under no obligation to do so.

     2. Offer to Purchase and Price. Subject to the conditions of the Offer, the Fund will purchase all of the Interests that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Monday, December 13, 2004 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. In order to illustrate the volatility of the Fund during the past two years, as of the close of business on September 30, 2004, the unaudited net asset value of an Interest corresponding to a capital contribution of $150,000 on the following closing dates of the Fund was as follows:

Advantage Advisers Stratigos Fund, L.L.C.

     If you invested $150,000 on the      Your Unaudited Net Asset Value as of
     following closing date:              September 30, 2004 would be:
     ---------------------------------    -------------------------------------

             January 1, 2003                            $174,650
            February 1, 2003                            $176,098
               April 1, 2003                            $176,286
                July 1, 2003                            $137,133
              August 1, 2003                            $128,124
             October 1, 2003                            $127,289
            November 1, 2003                            $118,828
            December 1, 2003                            $118,630
             January 1, 2004                            $125,185
            February 1, 2004                            $114,296
               March 1, 2004                            $118,228
              August 1, 2004                            $146,602

     As of the close of business on September 30, 2004, there was approximately $12 million outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). Members may obtain weekly estimated net asset value information until the expiration date of the Offer, and daily net asset value information for the last five business days of the Offer, by contacting PFPC Inc. ("PFPC") at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     3. Amount of Tender. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered. The Fund is offering to purchase all of the outstanding Interests.

     4. Procedure for Tenders. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC, to the attention of Robert Diaczuk, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Robert Diaczuk, at one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

     The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. Members wishing to confirm receipt of a Letter of Transmittal may

Advantage Advisers Stratigos Fund, L.L.C.

contact PFPC at the address or one  of the telephone numbers set forth on  page
2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

     The Fund reserves the absolute right to reject any or all tenders determined by it not to be appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall  any of  them incur  any liability  for failure to give such notice.

     5. Withdrawal Rights. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and at any time after Wednesday, January 12, 2005, 40 business days from the commencement of the Offer, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or one of the fax numbers set forth on page 2. A form to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers set forth on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

     6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as if, and when, it gives written notice to the tendering Member of its election to purchase the Member's Interest.

     A Member that tenders its entire Interest will receive payment of the purchase price consisting of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date, (the "95% Cash Payment") in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2004, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the Valuation Date and will not be transferable.

Advantage Advisers Stratigos Fund, L.L.C.

     The Note will be payable in cash (in the manner set forth below) within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2004. It is anticipated that the audit of the Fund's financial statements for calendar year 2004 will be completed no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

     A Member that tenders only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in
ITEM 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "100% Cash Payment") payable within ten calendar days after the Valuation Date.

     Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering Member's brokerage account through which the Member invested in the Fund. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

     The Note will be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund and will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

     The Fund expects that the purchase price for Interests acquired pursuant to the Offer, beyond this amount as of the Valuation Date and the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note, as described above. The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that

Advantage Advisers Stratigos Fund, L.L.C.

the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

     7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2004, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and
(c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

     The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund,
(ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

     8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is
(212) 667-4225. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Advantage Advisers Stratigos Fund, L.L.C.

     The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund, except that if the Offer results in the repurchase of a significant portion of Interests outstanding, thereby substantially reducing the total assets of the Fund and causing an increase in the Fund's expense ratio and possibly adversely affecting the ability of the Adviser to manage the Fund's investment portfolio, the Board of Managers will take such actions as it deems appropriate and consistent with the best interests of Members, including but not limited to the approval of the Fund's liquidation; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser, except that, at the next quarterly meeting of the Board of Managers, the Adviser intends to propose the nomination of a person who is an "interested person" within the meaning of the 1940 Act to fill the vacancy left by the resignation, as of September 10, 2004, of a prior Manager who also was an "interested person"; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

     There have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser. Based on September 30, 2004 estimated values, the Adviser owns approximately $66,000 of the Interests (less than 1%). Panayotis Sparaggis, the portfolio manager of the Fund, owns approximately $96,000 of the Interests (less than 1%). Bryan McKigney, the Fund's principal executive officer, owns approximately $19,000 of the Interests (less than 1%). In addition, the Adviser also may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum. None of the Adviser, Mr. Sparaggis or Mr. McKigney plan to tender any of their Interests at this time.

     9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A

Advantage Advisers Stratigos Fund, L.L.C.

Member's basis   in such  Member's Interest  will   be reduced  (but not  below
zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

     10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

     11. Financial Information. Reference is made to the following financial statements of the Fund which are incorporated herein by reference.

            Audited financial statements for the year ended December 31, 2002, previously filed on EDGAR on Form N-30D on March 13, 2003;

            Audited financial statements for the year ended December 31, 2003 filed on EDGAR on Form N-CSR on March 8, 2004 and

            Unaudited financial statements for the six month period from January 1, 2004 to June 30, 2004 previously filed on EDGAR on Form N-CSR on September 1, 2004.

Advantage Advisers Stratigos Fund, L.L.C.

                                  EXHIBIT C

                            Letter of Transmittal

                           Regarding Interests in

                  ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.

                 Tendered Pursuant to the Offer to Purchase
                           Dated November 12, 2004


                 The Offer and withdrawal rights will expire
                 at, and this Letter of Transmittal must be
           received by the Fund by, 12:00 midnight, Eastern Time,
         on Monday, December 13, 2004, unless the Offer is extended.


      Complete this Letter of Transmittal and Return by Mail or Fax to:

                                  PFPC Inc.
                                P.O. Box 358
                             Claymont, DE  19703
                            Attn:  Robert Diaczuk

                         For additional information:


                             Phone: (888) 697-9661
                                    (866) 306-0232

                             Fax:   (302) 791-3105
                                    (302) 793-8132

Advantage Advisers Stratigos Fund, L.L.C.

Ladies and Gentlemen:

     The undersigned hereby tenders to Advantage Advisers Stratigos Fund, L.L.C. (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited liability company interest in the Fund ("Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated November 12, 2004 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

     The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

     The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests or portions thereof tendered hereby.

     Payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account through which the member invested in the Fund, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the broker may subject such withdrawal to any fees that the broker would customarily assess upon the withdrawal of cash from such account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

     A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. (Any contingent payment of cash due pursuant to the Note will also be deposited directly to such undersigned's brokerage account and, upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.) The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of December 31, 2004, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2004, which is anticipated to be completed not later than 60 days after December 31, 2004, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

Advantage Advisers Stratigos Fund, L.L.C.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
PFPC Inc., P.O. Box 358, Claymont, DE 19703; Attn:  Robert Diaczuk
Fax: (302) 793-3105 or (302) 793-8132

For additional information:  Phone: (888) 697-9661 or (866) 306-0232

Part 1. Member Information:

         Name of Member:      ________________________________________________

         Social Security No.
         or Taxpayer
         Identification No.:  _____________________

         Telephone Number:    (            )
                              ---------------------

Part 2. Amount of Interest in the Fund being Tendered:
          [ ]  Entire limited liability company interest.

          [ ] Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) the current minimum initial investment requirement imposed by the Fund, net of the incentive allocation, if any, or net of the tentative incentive allocation, if any; or (b) the tentative incentive allocation, if any, must be maintained (the "Required Minimum Balance").)*

                                  $ _____________

          [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

               *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Payment.

     Cash Payment
     ------------

     Cash payments will be wire transferred directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to such undersigned's brokerage account and, upon a withdrawal of this cash payment from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

     Promissory Note
     ---------------

     The promissory note reflecting the contingent payment portion of the purchase price, if any, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to such undersigned's brokerage account and, upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

Advantage Advisers Stratigos Fund, L.L.C.

Part 4.  Signature(s).


For Individual Investors                            For Other Investors:
------------------------                            -------------------
and Joint Tenants:
-----------------


--------------------------------------------        -------------------------------------------
Signature                                           Signature
(Signature of Owner(s) Exactly as Appeared          (Signature of Owner(s) Exactly as Appeared
on Subscription Agreement)                          on Subscription Agreement)


--------------------------------------------        -------------------------------------------
Print Name of Investor                              Print Name of Investor


--------------------------------------------        -------------------------------------------
Joint Tenant Signature if necessary                 Print Name of Signatory and Title
(Signature of Owner(s) Exactly as Appeared
on Subscription Agreement)


--------------------------------------------        -------------------------------------------
Print Name of Joint Tenant                          Co-signatory if necessary
                                                    (Signature of Owner(s) Exactly as Appeared
                                                    on Subscription Agreement)


                                                    -------------------------------------------
                                                    Print Name and Title of Co-signatory


Date:
      --------------

Advantage Advisers Stratigos Fund, L.L.C.


                                  EXHIBIT D

                   Form of Notice of Withdrawal of Tender

      (To be provided only to members that call and request the form.)

                       NOTICE OF WITHDRAWAL OF TENDER

                           Regarding Interests in

                  ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.

                 Tendered Pursuant to the Offer to Purchase
                           Dated November 12, 2004



                 The Offer and withdrawal rights will expire
                  at, and this Notice of Withdrawal must be
           received by the Fund by, 12:00 midnight, Eastern Time,
         on Monday, December 13, 2004, unless the Offer is extended.


      Complete this Notice of Withdrawal and Return by Mail or Fax to:

                                  PFPC Inc.
                            Attn:  Robert Diaczuk
                                P.O. Box 358
                             Claymont, DE  19703

                         For additional information:

                          Phone: (888) 697-9661
                                 (866) 306-0232

                          Fax:   (302) 791-3105
                                 (302) 793-8132

Advantage Advisers Stratigos Fund, L.L.C.

Ladies and Gentlemen:

     The undersigned wishes to withdraw the tender of its limited liability company interest in Advantage Advisers Stratigos Fund, L.L.C. (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

This tender was in the amount of:
     [ ]   Entire limited liability company interest.
     [ ] Portion of limited liability company interest expressed as a specific dollar value.

$___________________

     [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

     The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Signature(s).



For Individual Investors                          For Other Investors:
------------------------                          --------------------
and Joint Tenants:
-----------------


------------------------------------              ------------------------------------
Signature                                         Signature
(Signature of Owner(s) Exactly as Appeared        (Signature of Owner(s) Exactly as Appeared
 on Subscription Agreement)                       on Subscription Agreement)


------------------------------------              ------------------------------------
Print Name of Investor                            Print Name of Investor


------------------------------------              ------------------------------------
Joint Tenant Signature if necessary               Print Name of Signatory and Title
(Signature of Owner(s) Exactly as Appeared
 on Subscription Agreement)


------------------------------------              ------------------------------------
Print Name of Joint Tenant                        Co-signatory if necessary
                                                  (Signature of Owner(s) Exactly as Appeared
                                                  on Subscription Agreement)


                                                  ------------------------------------
                                                  Print Name and Title of Co-signatory


Date:
       --------------

Advantage Advisers Stratigos Fund, L.L.C.

                                  EXHIBIT E

                       Forms of Letters from the Fund
 to Members in Connection with the Fund's Acceptance of Tenders of Interests


THIS  LETTER IS  BEING SENT TO YOU  IF YOU TENDERED YOUR ENTIRE INTEREST IN THE
FUND.

                                                 January 10, 2005

Dear Member:

     Advantage Advisers Stratigos Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

     Because you have tendered and the Fund has purchased your entire investment, you have been paid at least 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of December 31, 2004, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your brokerage account through which you invested in the Fund.

     The balance of the purchase price will be paid to you after the completion of the Fund's 2004 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten calendar days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2005.

     Should you have  any questions,   please feel free  to contact the  Fund's
Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                      Sincerely,

                                      Advantage Advisers Stratigos Fund, L.L.C.

Enclosure

Advantage Advisers Stratigos Fund, L.L.C.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                           January 10, 2005


Dear Member:

     Advantage Advisers Stratigos Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

     Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your brokerage account through which you invested in the Fund. You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

     Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                      Sincerely,

                                      Advantage Advisers Stratigos Fund, L.L.C.

Enclosure

                            E-2